Filed by: GAZ DE FRANCE

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: February 26, 2008

The following is an English language translation of an interview published in French in La Tribune on February 25, 2008.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and any update thereto and in the Document de Référence filed by Suez on April 4, 2007 (under no: D.07-0272) and any update thereto, as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

Translation of Interview with Jean-François Cirelli, Chief Executive Officer of Gaz de France, appearing in La Tribune on February 25, 2008.

Gaz de France will announce its annual results on Wednesday. Its CEO assures that 2007 was a good year. At €3 billion, Gaz de France’s investments reached historic levels. GDF seeks to affirm itself as a complete energy group. After two years of waiting, GDF foresees completing its merger with Suez before the summer.

Where are you on the merger with Suez?

We are respecting the announced schedule. As announced in September, the merger will occur during the first half of 2008. In particular, we must be ready for the listing of Suez Environnement and obtain the opinion of GDF’s employee councils. On this point, things are moving. We have moved from a period of pretty radical confrontation between management and the union organizations to a much more constructive phase. The meeting we had with our European works council on Thursday testifies to this. As desired by the European works council, we made additional commitments in two areas.

First point: we have provided additional guarantees relating to employment in the new group. We commit to there being no lay-offs. We will even create jobs. We also commit to a transfer accompaniment program for those who must change jobs or job location within the group. This was well received and will be discussed, for conclusion on March 11. Second point: We have provided guarantees on the organization, role and future composition of the new group’s European works council.

And on the French side?

I convoked the new French works council on February 19. We provided them with the dossier and we wish to give them the time necessary to review it with their own counsel. The dossier contains 1,500 pages. We will discuss the current dossier and will give them the additional information the judge requested. I think we will be able to request an opinion during April.

How much time will it therefore take to complete the merger?

The general shareholders’ meeting held to ratify the merger will be called no later than 40 days after the meeting of the board of directors held to approve all of the definitive merger terms, and in particular, the exchange ratio.

It is already set and approved …

The board of directors must definitively approve it after it has been attested to as being fair. The Commission des Participations et Transfers must also render its opinion.

Can the exchange ratio change?

In theory, yes, but practically speaking, it will not change.

And if your respective trading prices diverge?

The trading prices of the two companies are strongly correlated, and the strong disturbances in the financial markets have proven that the ratio was sound.

If market conditions were to significantly deteriorate, will Suez Environnement be listed?

Yes. Suez Environnement is a superb company, prized by investors and circumstances would have to be exceptional for that to change.

What is its value?

Of course we have valued the company. However it’s the market’s job to make that appraisal.

What’s the status on the process of disposing Distrigas and SPE assets as required by Brussels in order to respond to the competition issues raised by the merger?

This project is moving forward well. The disposal of Suez’ 57% in Distrigaz interests many people. As for SPE [editor’s note: second largest electricity distributor in Belgium, of which GDF and the British company Centrica each hold 25%], we have several interesting offers.

A list of binding offers must be provided to the European Commission by the end of March …

The process is following its course. We must soon provide Brussels with proposals on the offers we are considering. We could have more.

What are the selection criteria?

First, it’s the valorization of the company. We must first have the best financial offers, for us as well as the minority shareholders of Distrigaz, which hold 43% of the share capital. Then, once a price is set, we will discuss the means of payment. What interests us, Suez and GDF, are essentially assets in the gas and electricity sectors. These assets must be consistent with the development of the new group on both a strategic and geographic level.

Don’t you have a preference, for France, for electricity?

We are very interested in electric assets in France. We have 11 million customers and we would like to sell both gas and electricity. But we are seeking to strengthen our position in Europe as well. With Suez, we have just purchased the largest combined cycle plant in Europe, located in England.

Could GDF envisage an association with the Russian company Gazprom, given that your bid in the Nabucco European gas pipeline project was not retained?

Today, Europe is supplied equally by its own gas and imported gas. This proportion will pass to 25/75 in the next ten or so years. The need for new routes and new producing countries will be necessary, given the exhaustion of resources in the North Sea and taking into account the increase in consumption in Europe. As the European gas leader, we are interested in the Nabucco project because the gas would come from zones other than the ones that supply Europe today. We do not criticize the fact that the German electricity company RWE was selected by the Nabucco project consortium. But we regret having been excluded from the project. More so because this decision was made for political reasons. If, one day, the members of the consortium believe that it is judicious for the European gas leader to be integrated into the project, we will take a new look at this project.

Do you have alternative projects?

We have ensured our supply for the next 10 years with Algeria and Russia. After, we will need to find more distant sources. A large part will be in the form of liquefied natural gas (LNG), which is why we give importance to this activity. We will continue to develop our methane terminals. The new group will be well-positioned, because we will be the only ones to have terminals on the Mediterranean and Atlantic coasts. We are the leading LNG importer in Europe. More than 30% of our supplies are already in the form of LNG.

What are your ambitions in exploration and production?

In addition to the countries in which we are already present, notably in Norway and Algeria, we are interested in other countries, such as Qatar…This emirate is the leading exporter of LNG in the world and, in the context of increasing demand for energy and competition between Asia, the United States and Europe, we need to be able to attract Qatari LNG in France. The authorities have invited us to compete to become an explorer in offshore fields in Qatar. Exploration-production has become a key sector for us. Today, we produce more than 40 million barrels of oil equivalent per year.

Are you seeking other partners to carry through your projects in Algeria? Total, the French oil company, for example?

We seek to have other partners, as we would like to further invest in Algeria. In the coming weeks, the state company Sonatrach should launch new invitations to bid. We will consider them. And we could respond with other partners, in particular, French partners.

You declared your interest in the privatization of the Russian electricity sector; according to you, is this necessary to develop other relationships in Russia?

We have not yet made an offer to take over a Russian electricity company. We are reviewing this possibility because, strategically, the privatization of the Russian electricity sector warrants our attention. Entering Russia would also allow us to expand our relationship with Gazprom on other levels. Today, all of the conditions do not come together for making an offer.

Are you interested in renewable energy?

At the end of 2007, we became the leading wind farmer in France. Today, we manage a capacity of 145 MW and we will soon be announcing the acquisition of another company in the wind sector. We seek to develop offerings for our retail customers in France, who associate natural gas with renewable energies, such as solar, geothermal or biomass. On April 1, we will launch an offering linking gas and solar energy. In our day, it is a heresy to use electricity for heating.

And fuel oil also …

Yes. It’s true. There are 2 million French households that heat using fuel oil while their residence is located less than 35 meters from our networks. In the long-run, our objective is to hook-up 1 million to the network.

By subsidizing the necessary work?

At less than 35 meters from our gas networks, our offers are very competitive!

The opening up of the energy market to competition remains timid …

Today, out of 11 million households, 80,000 have opted for market offers. That’s few, but it’s logical. No one is encouraging them to do so. Neither the State, nor consumer organizations. For us, competition is a stimulant. Gaz de France must be, more than ever, turned toward the customer since it can change distributors. We must offer the best services and promote economies in energy. This can seem contradictory for a group like ours, which could say to itself “the more I sell, the better I do”, but the goals set out in the Grenelle of the Environment incite us to pursue and reinforce this policy. We propose offerings that integrate related energy services by relying on group companies, such as Savelys.

What can be said about the 2007 results that will be published on Wednesday?

2007 was a good year for Gaz de France, despite a more difficult first half, since winter 2006-2007 was warm. Our group is in good health. And our operating income will be significantly better than in 2006. This proves the commitment of our teams. We have also benefited from a colder autumn. We have succeeded in better mastering our expenses as well. Our results will show that GDF is a solid group, which is growing, with industrial and commercial know-how and leading positions with a single ambition: pursuing its development. Beyond the incertitude related to the merger, our teams did not remain inactive. 2007 was the year during which the group made the highest investments in its history, with more than €3 billion. And we’ll do even better in 2008.

The government did not increase rates as GDF requested. Could this reoccur?

We are constrained by administrative rates. The major portion of the gas that we sell to companies is at market price, but this is not at all the case for residential customers. As long as administrative rates are upheld, we will have this problem. The difficulty for us lies in the fact that oil barrel prices have practically doubled between January 1, 2007 and today. The appreciation of the euro has largely attenuated the effects of this increase. That said, administrative rates should reflect changes in our expenses. We are discussing this with the State. Gaz de France is aware of the purchasing power problems of the French. We will do everything we can for the increase to be limited to the strict minimum. We will obviously not double the price of gas because the price of the barrel has doubled. Energy accounts for only 50% in our bill. And there are transition formulas with a latency period of at least six months between the increase of the price of oil and the upward revision of the gas we purchase. The rate increases that we must pass on in order to cover our supply costs will be, in the long run, less than two figures.

GDF is criticized for keeping the price at which it buys gas a secret. Why not be more transparent?

The calculation of gas prices is complex. We enter into contracts terms of several years. In general, we try to negotiate a term of 15 years. With the Russians, we have even signed supply contracts lasting until 2032. Every three or four years, we sit around a table and look to see if gas remains competitive compared to other energies. And, every three to six months, we look at the rate formula indexed on a mix of energies – essentially petroleum. But we cannot provide the formula that leads to the gas prices we pay. If we did, our competitors could also make these calculations. Our salespersons refuse this, as well as our suppliers. If our Spanish or Italian competitors learned that we pay less for our gas than they do, they would renegotiate. Contrary to petroleum, there is no market price for gas, but the State and the Commission de regulation de l’énergie [editor’s note: independent organization] have access to this formula and verify it. We are open to the greatest possible transparency on this issue, in line with our commercial secrets.

Do you think that the rate regulation imposed by the State will last past 2010?

I think this will last, as there is no political consensus to remove it. It is not a problem for us, if the rates reflect increases in supply costs. Objectively, the principal issue is not gas. Depending on the year, regulated rates lead to a discrepancy of €1 to €2 [per cubic meter] with the market prices. Operating conditions in electricity are very different. Thanks to nuclear energy, the French benefit from low-cost electricity. It seems impossible to pass it by in the name of opening up the market.

Interview by Laurence Boisseau, Chantal Colomer, Pierre Kupferman and Martine Orange